

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

> **Re: Paramount Global**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-09553**
> **Filed February 16, 2023**

Dear Naveen Chopra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Critical Accounting Policies
Goodwill and Intangible Assets Impairment Tests, page II-37

1.   It appears that your goodwill balance exceeds your market capitalization. Tell us and disclose how you considered market capitalization when performing your goodwill impairment testing.

2.   Given the significant balance of your goodwill and significant judgments involving goodwill impairment testing, please consider disclosing in future filings the balance of goodwill for each reporting unit.

3.   Tell us why the fourth quarter 2022 management reorganization resulted in a change to your reporting units within the TV Media segment. Also, explain in further detail why a

quantitative impairment test was not performed for each reporting unit prior to and post the fourth quarter reorganization.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology